UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number:  0-19133

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.

690 East Lamar Boulevard, Suite 400

Arlington, Texas  76011

FIRST CASH 401(k) PROFIT SHARING PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Investment Committee

First Cash 401(k) Profit Sharing Plan

Arlington, Texas

We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. First Cash 401(k) Profit Sharing Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in its net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stovall Grandey & Allen LLP

Fort Worth, Texas

June 21, 2011

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS:
Investments, at fair value:
Money market funds	$771,232	$800,382
Mutual funds	3,253,990	2,459,951
Common/collective trust funds	5,792,639	4,534,180
First Cash Financial Services, Inc. common stock	5,559,172	4,137,858
Total investments	15,377,033	11,932,371

Notes receivable from participants	879,189	689,650

Contributions receivable:
Participant	66,348	52,289
Employer	21,004	14,384
Total contributions receivable	87,352	66,673

Total assets	16,343,574	12,688,694

LIABILITIES:
Refundable contributions	-	25,906
Other liabilities	66	151

Total liabilities	66	26,057

Net assets available for benefits	$16,343,508	$12,662,637

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation in fair value of investments	$2,674,951	$1,877,924
Interest and dividends	57,318	37,274
Net investment gain	2,732,269	1,915,198

Contributions:
Participant, including rollovers	1,501,362	1,631,625
Employer	402,908	405,530
	1,904,270	2,037,155

Assets transferred from King Pawn, Inc. 401(k) Plan (Note 1)	283,785	-

Interest, notes receivable from participants	34,705	37,414

Other	20,828	17,684

Total additions	4,975,857	4,007,451

DEDUCTIONS FROM NET ASSETS ATTIBUTABLE TO:
Benefits paid directly to participants	1,172,784	1,463,235
Investment management fees	59,768	48,475
Administrative fees	35,854	24,190
Loans paid off as part of a distribution	13,889	24,284
Custody fees	12,691	10,259
Total deductions	1,294,986	1,570,443

INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS	3,680,871	2,437,008

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,662,637	10,225,629

End of year	$16,343,508	$12,662,637

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.   DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

Certain amounts in prior year comparative presentations have been reclassified in order to conform to the 2010 presentation.

General

The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is TD Ameritrade Trust Company.

Plan Merger

In July 2010, First Cash Financial Services, Inc. acquired King Pawn, Inc., the plan sponsor of the King Pawn, Inc. 401(k) Plan. Effective October 1, 2010, the King Pawn, Inc. 401(k) Plan was merged into the Plan. Participant account balances in the King Pawn, Inc. 401(k) Plan totaling $283,785 were transferred into the Plan.

Contributions

Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $16,500 for both 2010 and 2009. In addition, participants over age 50 are allowed to contribute an additional $5,500 for 2010 and 2009. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 40% of the first 6% of the participant’s annual compensation that is contributed to the Plan. Participants are eligible to receive Company match contributions after twelve months of service with the Company. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No such contribution was made in 2010 or 2009.

The Company also made a qualified non-elective contribution (“QNEC”) to the Plan for the plan year ended December 31, 2010 of $2,816. No QNEC was made for the plan year ended December 31, 2009.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer’s matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants’ accounts will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct their contributions to the Company’s common stock or any of the mutual fund investment options offered by TD Ameritrade Trust Company, the trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits

Participants whose employment terminates for any reason (except death and disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance; the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. There were no benefits payable to participants at December 31, 2010, and $6,982 at December 31, 2009.

Participant Loans

A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 20 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by their respective participant accounts.

Forfeitures

Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2010 and 2009, there were approximately $49,000 and $95,000, respectively, of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce future Company contributions to the Plan. In 2010 and 2009, Company matching contributions were reduced by approximately $95,000 and $69,000, respectively, from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees

The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2010 and 2009 were approximately $104,000 and $132,000, respectively.

Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Investment Committee believes the Plan is still in compliance with IRS regulations.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Department of Labor. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

2.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Notes Receivable from Participants

Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Loans that are not repaid within 180 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

 Payment of Benefits

Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events from December 31, 2010 through June 21, 2011, the date the financial statements were issued.

Recent Accounting Pronouncements

Effective July 1, 2009, the FASB established the Codification as the source of authoritative GAAP for companies to use in the preparation of financial statements. The guidance contained in the Codification supersedes all existing non-SEC accounting and reporting standards. The Plan adopted the Codification, as required, for the year ending December 31, 2009.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material effect on the Plan’s financial statements.

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. The revised guidance, which was issued as ASU 2010-6, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” was adopted into the Accounting Standards Codification in subtopic 820-10, which requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward of activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. ASU 2010-06 was effective for reporting periods beginning after December 15, 2009, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for reporting periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.”  ASU 2010-25 changed the reporting of loans to participants. Prior to ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for periods ending after December 15, 2010. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 did not have a material effect on the Plan’s financial statements as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

3.   INVESTMENTS

Investments representing 5% or more of the Plan’s net assets, at fair value, consisted of the following as of December 31:

	2010	2009
Money Market Fund:
TD Bank USA Institutional MMDA	$715,859	$679,885

Mutual Funds:
Dimensional Fund Advisors US Large Cap Value Fund	801,792	670,645
American Funds EuroPacific Growth Fund	869,108	646,865

Common/Collective Trust Funds:
StarCore II Fund	3,238,591	2,451,168
StarCore III Fund	*	515,244

First Cash Financial Services, Inc. common stock	5,559,172	4,137,858

* Balance was less than 5% of the Plan’s net assets.

The Plan’s investments (including gains and losses on investments, bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2010	2009

Mutual funds	$363,996	$504,758
Common/collective trust funds	727,981	869,636
First Cash Financial Services, Inc. common stock	1,582,974	503,530
	$2,674,951	$1,877,924

4.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.   PARTIES - IN – INTEREST

First Cash Financial Services, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $5,559,172 and $4,137,858 at December 31, 2010 and 2009, respectively, and appreciated in value by $1,582,974 and $503,530 during 2010 and 2009, respectively. The balance of notes receivable from participants was $879,189 and $689,650 at December 31, 2010 and 2009, respectively, and interest income was $34,705 and $37,414 during 2010 and 2009, respectively.

The trustee of the Plan, TD Ameritrade Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common/collective trust funds and money market funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.   CONCENTRATION OF MARKET RISK

At December 31, 2010 and 2009, approximately 34% and 33%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

7.   RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	December 31,
	2010	2009

Net Assets per Form 5500 - Schedule H	$16,343,508	$12,681,561
Amounts due to participants who have withdrawn but not paid	-	6,982
Liability for excess contributions at December 31	-	(25,906)
Net Assets per financial statements	$16,343,508	$12,662,637

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2010	2009

Change in Net Assets per Form 5500 - Schedule H	$3,378,162	$2,449,090
Transfers to this plan - Line 21(1) - Schedule H	283,785	-
Benefits to participants to be paid in 2010	-	6,982
Benefits to participants paid in 2010 and 2009, respectively	(6,982)	(18,527)
Excess contributions to be refunded in 2010	-	(25,906)
Excess contributions to be refunded in 2010 and 2009, respectively	25,906	25,369
Change in Net Assets per financial statements	$3,680,871	$2,437,008

8.   FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (“ASC”) 820-10-20, Fair Value Measurements and Disclosures (“ASC 820-10-20”), the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds

These investments are public investment vehicles valued using $1 for the net asset value, or its equivalent (“NAV”). The money market funds are classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the NAV of shares held by the Plan at year end. The mutual funds are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

First Cash Financial Services, Inc. Common Stock

First Cash Financial Services, Inc. common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010, or December 31, 2009, and there were no changes in the valuation methodologies between these periods.  In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2010.

The following tables present the fair value of financial instruments, measured on a recurring basis, as of December 31, 2010 and 2009, respectively, by risk classification and by the ASC 820-10-20 valuation hierarchy described above. The Plan had no assets or liabilities classified as Level 3 at December 31, 2010 or 2009.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Balance at December 31, 2010:
Common stock (high risk)	$5,559,172	$-	$-	$5,559,172

Common/collective trusts (1):
Below average risk (2)	-	107,592	-	107,592
Average risk (3)	-	3,940,227	-	3,940,227
Above average risk (4)	-	712,239	-	712,239
High risk (5)	-	1,032,581	-	1,032,581
	-	5,792,639	-	5,792,639
Mutual funds:
Low risk	322,756	-	-	322,756
Below average risk	27,229	-	-	27,229
Average risk	801,792	-	-	801,792
High risk	2,102,213	-	-	2,102,213
	3,253,990	-	-	3,253,990

Money market funds (low risk)	771,232	-	-	771,232
Total investments	$9,584,394	$5,792,639	$-	$15,377,033

Balance at December 31, 2009:
Common stock	$4,137,858	$-	$-	$4,137,858
Common/collective trusts (6)	-	4,534,180	-	4,534,180
Mutual funds	2,459,951	-	-	2,459,951
Money market funds	800,382	-	-	800,382
Total investments	$7,398,191	$4,534,180	$-	$11,932,371

(1)

All of the common collective trust funds are immediately redeemable and have no notice requirements.

(2)

The STARTRACK 2010 FUND™ will initially seek to invest 40% of its assets in equity asset class mutual funds and 60% of its assets in fixed-income mutual funds. As the target date approaches, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds. Upon the target date, the STARTRACK 2010 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(3)

The STARCORE I FUND™ will invest 60% of its assets in fixed-income mutual funds and 40% of its assets in equity asset class mutual funds. The STARCORE II FUND™ is designed to reflect a standard “60/40” asset allocation model (60% equity asset class mutual funds, 40% fixed-income mutual funds). While the STARCORE II FUND™ seeks to benefit from an increased equity allocation, it also seeks to mitigate potential short-term return volatility through bond exposure. The STARTRACK 2020 FUND™ will initially seek to invest 70% of its assets in equity asset class mutual funds and 30% of its assets in fixed-income mutual funds. Once the STARTRACK 2020 FUND™ is within the final 10-12 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2020 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds. The STARTRACK 2030 FUND™ will initially seek to invest 80% of its assets in equity asset class mutual funds and 20% of its assets in fixed-income mutual funds. Once the STARTRACK 2030 FUND™ is within the final 10-15 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2030 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(4)

The STARCORE III FUND™ will seek to invest 80% of its assets in equity asset class mutual funds and 20% of its assets in fixed-income mutual funds. The STARTRACK 2040 FUND™ will initially seek to invest 90% of its assets in equity asset class mutual funds and 10% of its assets in fixed-income mutual funds. Once the STARTRACK 2040 FUND™ is within the final 10-20 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2040 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(5)

The STARCORE IV FUND™ seeks to be broadly diversified across and within domestic, international and emerging markets asset classes. The STARCORE IV FUND™ also seeks to capture the benefits of long-term global stock market appreciation. The STARCORE GLOBAL VALUE FUND™ seeks to invest up to 98% of its assets in equity asset class mutual funds. The STARCORE GLOBAL VALUE FUND™ will primarily invest in the asset classes of domestic value, international value, and emerging markets value mutual funds. The STARCORE GLOBAL VALUE FUND™ will strive to increase potential expected long-term returns through the fund’s value exposure, as opposed to more traditional “blended” markets or growth-oriented mutual funds. The STARCORE INTERNATIONAL FUND™ seeks to be invested in thirty-eight countries, excluding the U.S. & Canada. The STARCORE INTERNATIONAL FUND™ will invest up to 98% of its assets in equity asset class mutual funds. The STARCORE INTERNATIONAL FUND™ will seek to diversify amongst all market capitalizations and styles, with the intention of gaining the potential benefits of investment opportunities outside the U.S. and Canada. The STARCORE U.S. FUND™ seeks to be invested solely in U.S. equity asset class mutual funds. The STARCORE U.S. FUND™ will invest up to 98% of its assets in equity asset class mutual funds. The STARCORE U.S. FUND™ will strive to capture the benefits of investing broadly in the U.S. stock market through domestic asset class mutual funds.

(6)

See footnotes (1) through (5) herein.

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN:  75-2237318         Plan Number: 001

DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUER,	INCLUDING MATURITY DATE,
	BORROWER, LESSOR	RATE OF INTEREST, COLLATERAL		CURRENT
	OR SIMILAR PARTY	PAR OR MATURITY VALUE	COST	VALUE
	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional MMDA	**	$715,859
*	TD Ameritrade Trust Company	TD Bank USA MMDA	**	55,373
				771,232
	Mutual Funds:
	Dimensional Fund Advisors	Intermediate Government Fixed	**
		Income Fund		27,229
	Dimensional Fund Advisors	US Large Cap Value Fund	**	801,792
	Dreyfus	Small Cap Index Fund	**	331,626
	Dreyfus	Basic S&P 500 Stock Index Fund	**	343,955
	T. Rowe Price	International Equity Index Fund	**	3,596
	American Funds	EuroPacific Growth Fund	**	869,108
	American Funds	Investment Company of America Fund	**	24,796
	Vanguard	Short Term Bond Signal Fund	**	322,756
	Vanguard	Growth Index Signal Fund	**	501,078
	Vanguard	Mid Cap Index Fund	**	28,054
				3,253,990
	Common/Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I Fund	**	226,585
*	TD Ameritrade Trust Company	StarCore II Fund	**	3,238,591
*	TD Ameritrade Trust Company	StarCore III Fund	**	618,658
*	TD Ameritrade Trust Company	StarCore IV Fund	**	617,602
*	TD Ameritrade Trust Company	StarCore Global Value Fund	**	176,199
*	TD Ameritrade Trust Company	StarCore International Fund	**	157,106
*	TD Ameritrade Trust Company	StarCore US Fund	**	81,674
*	TD Ameritrade Trust Company	StarTrack 2010 Fund	**	107,592
*	TD Ameritrade Trust Company	StarTrack 2020 Fund	**	239,254
*	TD Ameritrade Trust Company	StarTrack 2030 Fund	**	235,797
*	TD Ameritrade Trust Company	StarTrack 2040 Fund	**	93,581
				5,792,639

*	First Cash Financial Services, Inc.	Common Stock	**	5,559,172

*	Participant loans	4.25% – 8.50% interest and varying	0	879,189
		maturities through 03/31/2039

	Total Investments			$16,256,222

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

REQUIRED INFORMATION

ITEM 1 Not Applicable

ITEM 2 Not Applicable

ITEM 3 Not Applicable

ITEM 4 Financial Statements and Exhibits

(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

	23.1	Consent of Independent Registered Public Accounting Firm

	32.1	Certification of Plan Administrator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2011

FIRST CASH 401(k) PROFIT SHARING PLAN
By:	/s/ Rick Wessel
Plan Administrator